

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 17, 2017

David P. Luci
President and Chief Executive
Dipexium Pharmaceuticals, Inc.
14 Wall St, Suite 3D
New York, NY 10005

   Re: Dipexium Pharmaceuticals, Inc.
     Form 10-K
     Filed March 22, 2016
     File No. 001-36351

Dear Mr. Luci:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Joseph McCann for

        Suzanne Hayes
        Assistant Director
        Office of Healthcare and Insurance

cc: Ivan K. Blumenthal, Esq.
   Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C